Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

NUVA Pharmaceuticals Inc.

615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

March 19, 2014

Item 3

News Release

The news release was disseminated on March 21, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced its 2014 Stock Option Plan was approved by the TSX Venture Exchange.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that in accordance with the policies of the TSX Venture Exchange (the “Exchange”) the Company’s 2014 Stock Option Plan (‘the “Plan”) was approved by its shareholders at the Annual General and Special Meeting held January 31, 2014, and by the Exchange on March 19, 2014. The Company currently has a 10% Rolling Stock Option Plan with 2,400,000 stock options issued and a further 111,707 shares reserved for further issuance under the Plan.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone:

604.862.3439

Facsimile:

604.689-1289

Item 9

Date of Report

March 21, 2014